NOT FOR DISTRIBUTION TO ANY U.S. PERSON (AS DEFINED IN REGULATION S OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED) OR ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE UNITED STATES OR THE REPUBLIC OF ITALY.

This announcement contains important information which should be read carefully before any decision is made with respect to the Proposal (as defined below). Any individual or company whose Bonds are held by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if they wish to submit a Voting Instruction or attend the Bondholder Meeting or, if required, Adjourned Bondholder Meeting and vote. Any Bondholder who is in doubt as to what action to take should contact an independent professional adviser for advice on the merits of the Proposal including, without limitation, the tax consequences thereof.


           Consent Solicitation for Convertible Notes issued by Corus
                        Nederland BV maturing April 2007


Amsterdam - 10 November, 2006

Corus Nederland BV is calling a Bondholder Meeting for holders of its NLG 345 million 4.625% convertible bonds due April 2007 (the "Bonds"), of which NLG 335 million are currently outstanding.

Background

On 20 October, 2006, Corus Group plc ("Corus"), Tata Steel Limited ("Tata Steel") and Tata Steel UK Limited ("Tata Steel UK") announced their agreement on the terms of the recommended acquisition (the "Acquisition") of the entire issued and to be issued share capital of Corus at a price of 455 pence in cash for each share, valuing Corus at (pound)4.3 billion. The Acquisition is to be made by Tata Steel UK, a wholly-owned indirect English subsidiary of Tata Steel. The Acquisition is proposed to be effected by means of a scheme of arrangement (the "Scheme") under section 425 of the Companies Act 1985 of England and Wales, but may, in the alternative, be effected by way of an offer in accordance with the City Code on Takeovers and Mergers in the United Kingdom.

Corus Nederland BV is offering Bondholders the opportunity to redeem the Bonds early in conjunction with the Acquisition. Bondholders are asked to consider whether they wish the Bonds to be redeemed on the Early Redemption Date as detailed below. The necessary resolution will be voted upon at a Bondholder Meeting to be held on Monday, 4 December, 2006. Bondholders may vote by proxy if they do not wish to attend the Bondholder Meeting.

Capitalised Terms in this announcement shall have the same meanings ascribed to them in the Consent Solicitation Statement. The Consent Solicitation Statement is available upon request from the Solicitation Agent or the Tabulation Agent, as detailed below.

The Proposal

If the Resolution is passed the Issuer and the Trustee would enter into a supplemental trust deed (the "Supplemental Trust Deed") amending the terms of the Bonds. If the effective date of the Scheme, or the date on which an offer by Tata Steel UK becomes unconditional in all respects (in either case, the "Effective Date"), then occurs on or before 28 February, 2007, the redemption of the Bonds will occur on the day two business days after the Effective Date (the "Early Redemption Date"), instead of on 22 April, 2007 as currently documented. In these circumstances the Bonds will be redeemed at a price per NLG 1,000 principal amount of the Bonds of NLG 1,037.50 (the "Early Redemption Price"), plus accrued interest on the principal amount of the Bonds up to the Early Redemption Date.

If the Resolution is passed and the Bonds are redeemed on the Early Redemption Date, Bondholders on whose behalf a Dutch bank or other institution (which is an "Affiliate Institution" as defined in the Consent Solicitation Statement) submits a Voting Instruction in favour of the Resolution to the Tabulation Agent so that it arrives prior to 16:00 CET on the Early Submission Date (24 November, 2006) will, subject to the terms and conditions in the Consent Solicitation Statement, receive, in addition, a premium in an amount of NLG 5.00 (the "Early Voting Premium") per NLG 1,000 principal amount of the Bonds which were the subject of that Voting Instruction, provided that such Bondholders do not revoke their Voting Instructions or attend the Bondholder Meeting or Adjourned Bondholder Meeting.

----------------------------------------------------------------- --------------------------------------------------
                            The Bonds                                            Redemption Pricing

                                                                      A) Early      B) Early Voting
Issuer                   Amount                                   Redemption Price     Premium            A) + B)
                      outstanding  Coupon  Maturity     ISIN        (per 1,000)       (per 1,000)      (per 1,000)
--------------------- ----------- -------- --------- ------------ ----------------- ---------------- ---------------
Corus Nederland BV        NLG      4.625%  22-Apr-07 NL0000183184    NLG 1037.50        NLG 5.00       NLG 1042.50
                      334,685,000
--------------------- ----------- -------- --------- ------------ ----------------- ---------------- ---------------

Participating in the Consent Solicitation

Bondholders may vote at the Bondholder meeting by one of two methods, as follows:

   1. By giving proxy to the Trustee, or its nominee, to vote on the Bondholder's behalf. This can be implemented by instructing an Affiliate Institution which holds the Bonds on behalf of the Bondholder to submit a Voting Instruction to the Tabulation Agent prior to 16:00 CET on the Final Submission Date or the Adjourned Meeting Submission Date, respectively. The Voting Instruction must be accompanied by a Declaration from that Affiliate Institution. Details of how to do this and Forms of Voting Instruction and Declaration are included in the Consent Solicitation Statement.

   2. By attending the Bondholder Meeting in person or by another proxy. Details of how to do this are included in the notice of for the Bondholder Meeting which is expected to be published on 13 November, 2006 (and which is set out in the Consent Solicitation Statement). The Bondholder Meeting will be held at the offices of De Brauw Blackstone Westbroek at Tripolis (Tower 100), Burgerweeshuispad 301, 1076 Amsterdam, The Netherlands, on Monday, 4 December, 2006 at 10:00 CET. If necessary, the Adjourned Bondholder Meeting will be held at the same address on Thursday, 21 December, 2006.

The Declaration of the Affiliate Institution accompanying a Voting Instruction includes an undertaking from the Affiliate Institution through which the Bonds are held that the Bondholder will remain the co-owner of the Bonds until three Business Days (as defined in the Trust Deed) after the day of the Bondholder Meeting or, provided that the Adjourned Bondholder Meeting is convened within two Business Days after the Bondholder Meeting, until the Business Day after the Adjourned Bondholder Meeting (if required) or, if earlier than either of these days, the Business Day after which Corus Nederland BV gives notice that the Proposal has been withdrawn. Accordingly, a Bondholder which has submitted a Voting Instruction will not be able to transfer or submit for conversion the Bonds to which that Voting Instruction refers during this period.


Conditions of the Consent Solicitation

The Proposal will only become effective if the Resolution is passed at the Bondholder Meeting (or at a subsequent Adjourned Bondholder Meeting, if required) and if the Effective Date occurs on or before the Backstop Date, being 28 February, 2007. Should these conditions not be met, the terms and conditions of the Bonds will remain unchanged, the Bonds will not be redeemed on the Early Redemption Date and no Early Voting Premium will be payable.

Transaction timetable

--------------------------------- ------------------- -----------------------------------------------------------------
Date                              Time                Event
--------------------------------- ------------------- -----------------------------------------------------------------
Monday, 13 November, 2006         Morning             Notice of Bondholder Meeting published in Het Financieele Dagblad and Euronext Amsterdam Official Price List

Friday, 24 November, 2006         16:00 CET           Early Submission Date. Bondholders must submit a Qualifying
                                                      Voting Instruction in favour of the Resolution by this time in order to be eligible to receive the Early Voting Premium.

Thursday, 30 November, 2006       16:00 CET           Final Submission Date. Final date for submission of Voting
                                                      Instructions.

Monday, 4 December, 2006          10:00 CET           Bondholder Meeting. If a quorum is not present, it will be necessary to call the Adjourned Bondholder Meeting. If Resolution is passed, execution of the Supplemental Trust Deed.

                                                      Notice of Results. As soon as practicable after the Bondholder
                                                      Meeting, notice of results of Bondholder Meeting published in Het
                                                      Financieele Dagblad, and Euronext Amsterdam Official Price List,
                                                      and on Bloomberg and Reuters IIIA.

                                                      Anticipated date of court meeting and extraordinary general meeting of Corus Shareholders to approve the Scheme.

Tuesday, 19 December, 2006        10:00 CET           Adourned Meeting Submission Date. Final date of submission of
                                                      Voting Instructions for Adjourned Bondholder Meeting.

Thursday, 21 December, 2006       10:00 CET           Adjourned Bondholder Meeting (if required). If the Resolution is passed, execution of the Supplemental Trust Deed.

                                                      Notice of Results. As soon as practicable after the Adjourned
                                                      Bondholder Meeting, notice of results of Adjourned Bondholder
                                                      Meeting published in Het Financieele Dagblad, and Euronext
                                                      Amsterdam Official Price List, and on Bloomberg and Reuters IIIA.

Tuesday, 16 January, 2007         Business hours      Anticipated Scheme Effective Date.

Effective Date + two business     Business hours      Early Redemption Date
days

Wednesday, 28 February, 2007      Close of business   Backstop Date
--------------------------------- ------------------- -----------------------------------------------------------------

For further information:

A complete description of the terms and conditions of the Proposal is set out in the Consent Solicitation Statement. Further details on the transaction can be obtained from:


The Solicitation Agent:
Credit Suisse Securities (Europe) Limited

Liability Management Desk:                   Convertible Bond Desk:
Paul Hawker                                  Mark Hammarskjold
Tel: +4420 7883 6748                         Tel: +4420 7883 7718
paul.hawker@credit-suisse.com                mark.hammarskjold@credit-suisse.com


Written copies of the Consent Solicitation Statement can be obtained from:


The Tabulation Agent:
ABN AMRO
Tel: +31 (0) 76 57 99 520
Fax: +31 (0) 76 578 3312



The Solicitation Agent takes no responsibility for the contents of this announcement. This announcement must be read in conjunction with the Consent Solicitation Statement. This announcement and the Consent Solicitation Statement contain important information which should be read carefully before any decision is made in connection with the Proposal. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant or other independent financial adviser.
The distribution of this announcement in certain jurisdictions (in particular the United States and Italy) may be restricted by law (as further described below). Persons into whose possession this announcement comes are required to inform themselves about, and to observe, any such restrictions.


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